Exhibit (a)(1)(J)

Amendment and Supplement

to the

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

(Including any Associated Rights)

of

Great Wolf Resorts, Inc.

at

$6.75 NET PER SHARE

by

K-9 ACQUISITION, INC.

a wholly-owned subsidiary of

K-9 HOLDINGS, INC.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, APRIL 20, 2012, UNLESS THE OFFER IS EXTENDED. GREAT WOLF RESORTS, INC. COMMON STOCK TENDERED PURSUANT TO THE OFFER MAY BE WITHDRAWN AT ANY TIME PRIOR TO THE EXPIRATION OF THE OFFER.

K-9 Acquisition, Inc., a Delaware corporation (the “Offeror” or “Merger Sub”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”) has previously commenced an offer to purchase all of the outstanding shares of common stock (including restricted shares), par value $0.01 per share, of Great Wolf Resorts, Inc. (the “Common Stock”) and any associated rights (“Rights”) issued pursuant to the Rights Agreement, dated March 12, 2012, between Great Wolf Resorts, Inc. (the “Company”) and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”), upon the terms and subject to the conditions set forth in the (i) Offer to Purchase dated March 13, 2012 (as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed March 21, 2012, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed April 5, 2012 and Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed April 9, 2012, as it may be further amended or supplemented from time to time, the “Offer to Purchase”) and this Amendment and Supplement to the Offer to Purchase dated April 9, 2012 (this “Supplement”), and (ii) related letter of transmittal for shares that accompanied the Offer to Purchase (the “Letter of Transmittal for Shares”), which, together with any amendments or supplements, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” Among other amendments to the Offer to Purchase, pursuant to this Supplement, the Offeror is hereby offering to purchase all of the Shares at a price of $6.75 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for any applicable withholding taxes and any fees charged by a broker or nominee to beneficial holders of Shares, upon the terms and subject to the conditions of the Offer.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of March 12, 2012, as amended by the First Amendment (the “First Amendment”) to Agreement and Plan of Merger, dated as of April 6, 2012 (as it may be further amended, supplemented or modified, the “Merger Agreement”), by and among Parent, Merger Sub and the Company. Following the purchase by the Offeror of Shares in the Offer and, if applicable, the issuance of shares of Common Stock pursuant to the top-up option granted to the Offeror in the Merger Agreement, subject to the satisfaction or waiver of each of the applicable conditions set forth in the Merger Agreement (including the successful completion of the Offer) and in accordance with the relevant provisions of the Delaware General Corporation Law, the Offeror will be merged with and into the Company (the “Merger”), with the Company surviving the Merger as a direct wholly-owned subsidiary of Parent, and an indirect wholly-owned subsidiary of K-9 Investors, L.P. (the “Holding Partnership”).

The board of directors of the Company (the “Company Board”) has validly and unanimously (i) approved and declared advisable the Merger Agreement (as amended by the First Amendment) and the transactions contemplated by the Merger Agreement (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, (ii) declared that it is in the best interests of the stockholders of the Company that the Company enter into the First Amendment and the Merger Agreement (as amended by the First Amendment) and consummate the Merger and any other transactions contemplated thereby and by the Merger Agreement (as amended by the First Amendment), (c) directed that, to the extent required by applicable law, the adoption of the Merger Agreement (as amended by the First Amendment) be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated in accordance with Section 253 of the Delaware General Corporation Law) and (d) resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, as supplemented in accordance with the First Amendment, tender their Shares into the Offer, as supplemented in accordance with the First Amendment, and vote in favor of the approval and adoption of the Merger Agreement (as amended by the First Amendment) and the transactions contemplated thereby (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, and the Merger (if required by applicable law) (collectively, the “Updated Company Board Approval and Recommendation”). Accordingly, the Company Board has unanimously recommended that the Company’s stockholders accept the Offer, as supplemented in accordance with the First Amendment, tender their Shares into the Offer, as supplemented in accordance with the First Amendment, and vote in favor of the approval and adoption of the Merger Agreement (as amended by the First Amendment) and the transactions contemplated thereby (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, and the Merger (if required by applicable law).

You should read this entire Supplement, the Offer to Purchase and the related Letter of Transmittal for Shares carefully before deciding whether to tender your Shares in the Offer.

IMPORTANT

This Supplement amends and supplements the Offer to Purchase that, together with the Letter of Transmittal for Shares, Letter of Transmittal for Restricted Shares and Notice of Guaranteed Delivery, was previously delivered to you.

If you desire to tender all or any portion of your Shares to the Offeror in the Offer, you should either (i) (a) if Shares to be tendered are certificated, complete and sign the Letter of Transmittal for Shares (or a manually signed facsimile thereof) in accordance with the instructions in the Letter of Transmittal for Shares (including having your signature on the Letter of Transmittal for Shares guaranteed if required by Instruction 1 to the Letter of Transmittal for Shares) and mail or deliver the Letter of Transmittal for Shares and all other required documents to Computershare, the depositary for the Offer (the “Depositary”), together with certificates evidencing the shares of Common Stock tendered, and, if certificates have been issued in respect of Rights prior to the Expiration Time (as defined below), certificates representing the associated Rights, (b) if Shares to be tendered were shares of restricted Common Stock subject to vesting requirements on March 13, 2012, complete and sign the Letter of Transmittal for Restricted Shares, previously distributed by the Company on behalf of the Offeror (the “Letter of Transmittal for Restricted Shares,” and each of the Letter of Transmittal for Restricted Shares and the Letter of Transmittal for Shares, a “Letter of Transmittal”) (or a manually signed facsimile thereof) in accordance with the instructions therein, and mail or deliver the Letter of Transmittal for Restricted Shares and all other required documents to the Depositary, or (c) follow the procedure for book-entry transfer set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” of the Offer to Purchase and as amended and supplemented by this Supplement – or (ii) request your broker or other nominee to effect the transaction for you, in each case, prior to the Expiration Time. If your Shares are registered in the name of a broker or other nominee, you must contact such person if you wish to tender those Shares.

If you wish to tender Shares to the Offeror and cannot deliver certificates evidencing those shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Expiration Time, cannot deliver certificates representing those associated Rights, and all other required documents to the Depositary on or prior to the date and time upon which the Offer expires (the “Expiration Time”), or you otherwise cannot comply with the procedures for book-entry transfer of Shares held in book-entry form at The Depository Trust Company on a timely basis, you may be able to tender such Shares pursuant to the guaranteed delivery procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” – of the Offer to Purchase, and as amended and supplemented by this Supplement.

Although the Letter of Transmittal for Shares, the Letter of Transmittal for Restricted Shares and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase, or by the Company on behalf of the Offeror, refer only to the Offer to Purchase and not this Supplement, stockholders using such documents to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the increased Offer Price described in this Supplement. Shares previously validly tendered and not validly withdrawn constitute valid tenders for purposes of the Offer and stockholders are not required to take any further action with respect to such tendered Shares in order to receive the increased Offer Price of $6.75 per Share.

Questions and requests for assistance regarding the Offer or any of the terms thereof may be directed to the Information Agent or the Dealer Manager at their respective addresses and telephone numbers set forth on the back cover of the Offer to Purchase and this Supplement. Additional copies of this Supplement, the Offer to Purchase, the related Letter of Transmittal for Shares and any other materials related to the Offer may be obtained from the Information Agent or the Dealer Manager. Additionally, copies of this Supplement, the Offer to Purchase, the related Letter of Transmittal for Shares and any other material related to the Offer may be obtained at the website maintained by the U.S. Securities and Exchange Commission (the “SEC”) at http://www.sec.gov. Stockholders may also contact their broker or other nominee for assistance or copies of these documents.

i

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and the related Letters of Transmittal remain applicable in all respects to the Offer. Unless the context requires otherwise, all capitalized terms used but not defined in this Supplement have the meanings ascribed to them in the Offer to Purchase.

This transaction has not been approved or disapproved by the SEC or any state securities commission, nor has the SEC or any state securities commission passed upon the fairness or merits of such transaction or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is unlawful.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

299 Park Avenue

New York, New York 10171

Banks and Brokers Call Collect: (212) 821-6071

All Others Please Call Toll-Free: (855) 565-0223

April 9, 2012

ii

iii

SUMMARY TERM SHEET

Pursuant to the Agreement and Plan of Merger, dated as of March 12, 2012, as amended by the First Amendment to Agreement and Plan of Merger, dated as of April 6, 2012, by and among K-9 Acquisition, Inc., a Delaware corporation, K-9 Holdings, Inc., a Delaware corporation, and Great Wolf Resorts, Inc., a Delaware corporation, the Offeror is amending its offer to purchase all of the outstanding shares of common stock, par value $0.01 per share, of the Company, including restricted shares, and any associated Rights to, among other things, increase the offer price to $6.75 per share net to the seller in cash, without interest and subject to deduction for any applicable withholding taxes.

Unless the context indicates otherwise, in this Supplement, we use the terms “us,” “we,” and “our” to refer to the Offeror and, where appropriate, Parent and the Offeror, collectively.

The following are some questions you, as a stockholder of the Company, may have about the First Amendment, the changes to the Offer, and certain related matters, and answers to those questions. This section, entitled Summary Term Sheet (this “Summary Term Sheet”), provides important and material information about our Offer that is described in more detail elsewhere in this Supplement, but this Summary Term Sheet may not include all of the information about our Offer that is important to you. We urge you to carefully read the remainder of this Supplement in conjunction with the Offer to Purchase and the related Letters of Transmittal. We have included cross-references in this Summary Term Sheet to other sections of this Supplement to direct you to the sections of this Supplement in which more complete descriptions of the topics covered in this Summary Term Sheet appear.

How are you amending the Offer?

On April 6, 2012, we and the Company entered into the First Amendment. Pursuant to the First Amendment, we have amended our Offer to, among other things, increase the offer price from $5.00 per Share to $6.75 per Share, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes and any fees charged by a broker or nominee to beneficial holders of Shares. We are also extending the Offer as required by Rule 14d-4 promulgated by the SEC under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and the Merger Agreement. The original Expiration Time of 9:00 a.m., New York City time, on Tuesday, April 10, 2012, is changed to 12:00 midnight, New York City time, on Friday, April 20, 2012. See Section 1 – “Terms of the Offer” – of this Supplement.

What are the most significant changes to the Merger Agreement resulting from the First Amendment?

The First Amendment, among other things:

•

requires us to increase the Offer Price to be paid in the Offer, from $5.00 per Share to $6.75 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes;

•

requires the Company to represent and warrant to us, among other things, (i) that its financial advisor has delivered its written opinion to the Company Board regarding the fairness of the Offer Price and the consideration payable in the Merger (the “Updated Fairness Opinion”) and (ii) that the Company Board has made the Updated Company Board Approval and Recommendation; and

•	increases certain fees and expenses payable by Great Wolf to the Offeror upon termination of the Merger Agreement under certain circumstances proportionately for the increased Offer Price:

•	from $5,300,000 to $6,700,000 in respect of fees; and

•	from up to $1,700,000 to up to $2,300,000 in respect of expenses.

The First Amendment also includes certain other modifications to the Merger Agreement. See Section 11 – “The Merger Agreement and Other Agreements” of this Supplement.

Does the Company Board recommend that I tender my Shares in connection with the amended Offer?

Yes. We are conducting the amended Offer pursuant to the Merger Agreement and the First Amendment, which have been approved by the Company Board. The Company Board has unanimously:

•

approved and declared advisable the Merger Agreement (as amended by the First Amendment) and the transactions contemplated by the Merger Agreement (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment;

•

declared that it is in the best interests of the stockholders of the Company that the Company enter into the First Amendment and the Merger Agreement (as amended by the First Amendment) and consummate the Merger and any other transactions contemplated thereby and by the Merger Agreement (as amended by the First Amendment);

•

directed that, to the extent required by applicable law, the adoption of the Merger Agreement (as amended by the First Amendment) be submitted to a vote at a meeting of the stockholders of the Company (unless the Merger is consummated in accordance with Section 253 of the Delaware General Corporation Law); and

•

resolved and agreed to recommend to the stockholders of the Company that they accept the Offer, as supplemented in accordance with the First Amendment, tender their Shares into the Offer, as supplemented in accordance with the First Amendment, and vote in favor of the approval and adoption of the Merger Agreement (as amended by the First Amendment) and the transactions contemplated thereby (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, and the Merger (if required by applicable law).

Accordingly, the Company Board has unanimously recommended that the Company’s stockholders accept the Offer, as supplemented in accordance with the First Amendment, tender their Shares into the Offer, as supplemented in accordance with the First Amendment, and vote in favor of the approval and adoption of the Merger Agreement (as amended by the First Amendment) and the transactions contemplated thereby (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, and the Merger (if required by applicable law). See Section 10 – “Background of the Offer; Past Contacts or Negotiations with the Company” – of this Supplement. The full text of the recommendation and a more complete description of the Company Board’s reasons for approving the amended Offer and the First Amendment will be set forth in the Company’s Amended Solicitation/Recommendation Statement on Schedule 14D-9/A, which is expected to be filed with the SEC on April 9, 2012.

Has the expiration date of the Offer been changed?

Yes. On April 6, 2012, Parent, the Offeror and the Company entered into the First Amendment, pursuant to which the Offeror increased the Offer Price from $5.00 per Share to $6.75 per share. As required by Rule 14d-4 promulgated by the SEC under the Exchange Act and the Merger Agreement, we are extending the Offer. The expiration time of the amended Offer is 12:00 midnight, New York City time, on Friday, April 20, 2012, unless the amended Offer is extended in accordance with the Merger Agreement. The expiration time of the original offer was 9:00 a.m., New York City time, on April 10, 2012. See Section 1 – “Terms of the Offer” – and Section 11 “The Merger Agreement and Other Agreements” of this Supplement.

If I already tendered my Shares in the original offer, do I have to do anything now?

No. Company stockholders do not have to take any action regarding any Shares previously validly tendered and not validly withdrawn. If the Offer is completed, these Shares will be accepted for payment and such stockholder will receive the increased Offer Price of $6.75 per Share, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes and any fees charged by a broker or nominee to beneficial holders of Shares. See Section 1 – “Terms of the Offer” – and Section 3 – “Procedures for Accepting the Offer and Tendering Shares” – of this Supplement.

Do you have the financial resources to make payment?

Yes. With the increased Offer Price, we estimate that we will need up to approximately $250 million to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger, and to pay certain fees and expenses related to the transactions. The Apollo Funds delivered an Amended and Restated Equity Commitment Letter (as defined in Section 9 – “Source and Amount of Funds” – of this Supplement), pursuant to which the Apollo Funds have increased their equity commitment to $250 million. The equity financing to be provided by the Apollo Funds pursuant to the Amended and Restated Equity Commitment Letter will be sufficient to pay the Offer Price for all Shares tendered in the Offer and exchanged in the Merger, all related fees and expenses and certain fees and expenses related to the Holding Partnership COC Offer. See Section 9 – “Source and Amount of Funds” – of this Supplement.

What is the market value of my shares of Common Stock as of a recent date?

On April 5, 2012, the last full day of trading before we and the Company announced that we had entered into the First Amendment and commenced the amended Offer, the closing price of the shares of Common Stock on the NASDAQ Global Market was $6.58 per share. The Offer Price of $6.75 per share represents a premium of 133.4% to the six-month average of Great Wolf’s share price ending on March 12, 2012, a premium of 103.1% over the ninety-day average of Great Wolf’s share price ending on March 12, 2012 and a premium of 61.1% over Great Wolf’s closing stock price on March 12, 2012, the last trading day before the Offeror announced and commenced the Offer. See Section 6 – “Price Range of Shares; Dividends” – of this Supplement.

Who should I talk to if I have questions about the Offer?

You may call MacKenzie Partners, Inc. at (800) 322-2885 (toll free) or UBS Securities LLC at (855) 565-0223 (toll free). MacKenzie Partners, Inc. is acting as the information agent and UBS Securities LLC is acting as the dealer manager for the Offer. See the back cover of this Supplement.

To the Holders of Shares of

Common Stock of the Company

INTRODUCTION

The following information (this “Supplement”) amends and supplements the Offer to Purchase, dated March 13, 2012 (as amended by Amendment No. 1 to the Tender Offer Statement on Schedule TO, filed March 21, 2012, Amendment No. 2 to the Tender Offer Statement on Schedule TO, filed April 5, 2012 and Amendment No. 3 to the Tender Offer Statement on Schedule TO, filed April 9, 2012, as it may be further amended or supplemented from time to time, the “Offer to Purchase”), of K-9 Acquisition, Inc., a Delaware corporation (the “Offeror” or “Merger Sub”) and a direct wholly-owned subsidiary of K-9 Holdings, Inc., a Delaware corporation (“Parent”), pursuant to which the Offeror has previously commenced an offer to purchase all of the outstanding shares of common stock (including restricted shares), par value $0.01 per share, of Great Wolf Resorts, Inc. (the “Common Stock”) and any associated rights (“Rights”) issued pursuant to the Rights Agreement, dated March 12, 2012, between Great Wolf Resorts, Inc. (the “Company”) and Registrar and Transfer Company, as rights agent (each share of Common Stock and any associated Rights are referred to herein as a “Share”), upon the terms and subject to the conditions set forth in (i) this Supplement, (ii) the Offer to Purchase, (iii) the related letter of transmittal for shares that accompanied the Offer to Purchase (the “Letter of Transmittal for Shares”), and (iv) the related letter of transmittal for restricted shares previously distributed by the Company on behalf of the Offeror (the “Letter of Transmittal for Restricted Shares”) which, together with any amendments or supplements, each as may be amended or supplemented from time to time, collectively constitute the “Offer.” Among other amendments to the Offer to Purchase, pursuant to this Supplement, the Offeror is hereby (i) offering to purchase all of the outstanding Shares at a price of $6.75 per Share, net to the seller in cash, without interest (the “Offer Price”), and subject to deduction for any applicable withholding taxes and any fees charged by a broker or nominee to beneficial holders of Shares, upon the terms and subject to the conditions of the Offer and (ii) extending the Expiration Time of the Offer until 12:00 midnight, New York City time, on April 20, 2012.

This Supplement should be read in conjunction with the Offer to Purchase. Except as otherwise set forth in this Supplement, the terms and conditions previously set forth in the Offer to Purchase and related Letters of Transmittal remain applicable in all respects to the Offer.

Procedures for tendering Shares are set forth in Section 3 of the Offer to Purchase, as supplemented by Section 3 of this Supplement. Tendering stockholders may continue to use the Letters of Transmittal and the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase. While the Letters of Transmittal previously circulated refer only to the Offer to Purchase, stockholders will nevertheless be deemed to be tendering pursuant to the amended Offer (including the amendments and supplements made by this Supplement) and will receive the increased Offer Price of $6.75 per Share described in this Supplement if Shares are accepted for payment and paid for by the Offeror pursuant to the Offer.

SHARES PREVIOUSLY VALIDLY TENDERED PURSUANT TO THE OFFER TO PURCHASE AND A RELATED LETTER OF TRANSMITTAL AND NOT VALIDLY WITHDRAWN CONSTITUTE VALID TENDERS FOR PURPOSES OF THE OFFER. HOLDERS OF SHARES WHO HAVE VALIDLY TENDERED AND NOT VALIDLY WITHDRAWN THEIR SHARES ARE NOT REQUIRED TO TAKE ANY FURTHER ACTION WITH RESPECT TO SUCH SHARES IN ORDER TO RECEIVE THE INCREASED OFFER PRICE OF $6.75 PER SHARE IF SHARES ARE ACCEPTED FOR PAYMENT AND PAID FOR BY THE OFFEROR PURSUANT TO THE OFFER, EXCEPT AS MAY BE REQUIRED BY THE GUARANTEED DELIVERY PROCEDURE IF SUCH PROCEDURE WAS UTILIZED.

Parent, the Offeror and the Company entered into a First Amendment to Agreement and Plan of Merger, dated as of April 6, 2012 (the “First Amendment”), which amends that certain Agreement and Plan of Merger, dated as of March 12, 2012 (as it may be further amended, supplemented or modified, the “Merger Agreement”), by and among Parent, the Offeror and the Company. The Offer is being made pursuant to the Merger Agreement, as amended by the First Amendment. The First Amendment provides for, among other things, (i) an increase in the price per Share to be paid pursuant to the Offer from $5.00 per Share to $6.75 per Share, net to the seller in cash, without interest, and subject to deduction for any applicable withholding taxes and any fees charged by a broker or nominee to beneficial holders of Shares, (ii) certain representations and warranties by the Company to us regarding the Updated Fairness Opinion (as defined below) and the Updated Company Board Approval and Recommendation (as defined on the Cover Page of this Supplement), (iii) the timely distribution of the Schedule TO/A (as defined in Section 17 – “Miscellaneous” – of this Supplement), including this Supplement, and the Schedule 14D-9/A (as defined below), including the Updated Fairness Opinion and the Updated Company Board Approval and Recommendation, each in compliance with applicable securities laws, and (iv) an increase in certain fees payable to Parent and Merger Sub in certain circumstances if the Merger Agreement is terminated.

The board of directors of the Company (the “Company Board”) has unanimously recommended that the Company’s stockholders accept the Offer, as supplemented in accordance with the First Amendment, tender their Shares into the Offer, as supplemented in accordance with the First Amendment, and vote in favor of the approval and adoption of the Merger Agreement (as amended by the First Amendment) and the transactions contemplated thereby (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, and the Merger (if required by applicable law). The full text of the recommendation and a more complete description of the Company Board’s reasons for approving the amended Offer and the Merger will be set forth in the Company’s Amended Solicitation/Recommendation Statement on Schedule 14D-9/A (the “Schedule 14D-9/A”) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), which is expected to be filed with the U.S. Securities and Exchange Commission (the “SEC”) on April 9, 2012.

This Supplement, the Offer to Purchase and the related Letters of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1.	Terms of the Offer.

Section 1 of the Offer to Purchase is hereby amended and supplemented as follows:

The Offeror has increased the price per Share to be paid in the Offer to $6.75 per Share, net to the seller in cash, without interest and subject to deduction for (i) any applicable withholding taxes and (ii) any fees charged by a broker or nominee to beneficial holders of Shares, from the original offer price of $5.00 per Share. All stockholders whose Shares are validly tendered (including Shares tendered and not validly withdrawn prior to the date of this Supplement) and not validly withdrawn prior to the Expiration Time will received the Offer Price.

The initially scheduled expiration time for the original offer was 9:00 a.m., New York City time, on Tuesday, April 10, 2012. As required by Rule 14d-4 promulgated by the SEC under the Exchange Act and the Merger Agreement, the Expiration Time of the Offer has been extended until 12:00 midnight, New York City time, on Friday, April 20, 2012.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and the Merger Agreement, the Offeror will accept for payment and will pay for all Shares validly tendered prior to the Expiration Time and not validly withdrawn in accordance with Section 4 – “Withdrawal Rights” in this Supplement.

The Depositary has informed the Offeror that, as of 5:00 p.m. on Thursday, April 5, 2012, 1,500,971 shares of Common Stock have been validly tendered and not validly withdrawn.

2.	Acceptance for Payment and Payment for Shares.

Section 2 of the Offer to Purchase is hereby amended and supplemented as follows:

All holders whose Shares are validly tendered (including Shares tendered and not validly withdrawn prior to the date of this Supplement) and not validly withdrawn prior to the Expiration Time will receive the Offer Price and need not take any additional actions.

3.	Procedures for Accepting the Offer and Tendering Shares.

Section 3 of the Offer to Purchase is hereby amended and supplemented as follows:

Holders tendering their Shares should continue to use the Letters of Transmittal previously circulated with the Offer to Purchase, or distributed by the Company on behalf of the Offeror. Holders tendering their Shares according to the guaranteed delivery procedure set forth in Section 3 – “Procedures for Accepting the Offer and Tendering Shares” – in the Offer to Purchase may do so using the Notice of Guaranteed Delivery previously circulated with the Offer to Purchase.

Although the Letters of Transmittal and Notice of Guaranteed Delivery previously circulated refer only to the Offer to Purchase (and the then-current offer price of $5.00 per Share), holders of Shares using such Letters of Transmittal and Notice of Guaranteed Delivery to tender their Shares will nevertheless be deemed to be tendering pursuant to the Offer and will receive the Offer Price of $6.75 per Share for each Share validly tendered and not validly withdrawn pursuant to the Offer, subject to the terms and conditions of the Offer and the Merger Agreement.

The procedures for guaranteed delivery may not be used to tender Restricted Shares.

Shares previously validly tendered pursuant to the Letters of Transmittal previously circulated and not validly withdrawn constitute valid tenders for purposes of the Offer. Holders of Shares who have validly tendered and not validly withdrawn their Shares are not required to take any further action with respect to such Shares in order to receive the increased Offer Price if Shares are accepted for payment and paid for by the Offeror pursuant to the Offer, except as may be required by the guaranteed delivery procedures if such procedures were utilized.

4.	Withdrawal Rights.

The withdrawal rights pursuant to the Offer are set forth in Section 4 – “Withdrawal Rights” – of the Offer to Purchase.

5.	Certain United States Federal Income Tax Consequences.

A discussion of certain United States federal income tax consequences of the Offer is set forth in Section 5 – “Certain United States Federal Income Tax Consequences” – of the Offer to Purchase.

6.	Price Range of Shares; Dividends.

Section 6 of the Offer to Purchase is hereby amended and supplemented as follows:

The following table sets forth, for the periods indicated, the high and low sale prices per share of Common Stock on the NASDAQ Global Market. Prior to any Triggering Event, the Rights will trade together with the Common Stock.

	Common Stock
	High	Low
Fiscal Year 2012
Second quarter (through April 5, 2012)	$6.65	$5.59

On April 5, 2012, the last full day of trading before we and the Company announced that we had entered into the First Amendment and commenced the amended Offer, the closing price of the shares of Common Stock on the NASDAQ Global Market was $6.58 per share. The Offer Price of $6.75 per share represents a premium of 133.4% to the six-month average of Great Wolf’s share price ending on March 12, 2012, a premium of 103.1% over the ninety-day average of Great Wolf’s share price ending on March 12, 2012 and a premium of 61.1% over Great Wolf’s closing stock price on March 12, 2012, the last trading day before the Offeror announced and commenced the Offer.

Stockholders are urged to obtain a current market quotation for the Shares before deciding whether or not to tender.

7.	Certain Information Concerning the Company.

Section 7 of the Offer to Purchase is hereby amended and supplemented by amending and restating the subheading “Capitalization” as follows:

Capitalization. On April 1, 2012, 119,900 Restricted Shares vested in accordance with their terms, of which the Company withheld 43,040 Restricted Shares for tax purposes. As a result, as of the close of business on April 6, 2012, 33,386,249 shares of Common Stock were issued and outstanding (including 1,639,825 Restricted Shares, of which 523,552 represent stock-denominated performance awards that were converted into Restricted Shares upon signing of the Merger Agreement) and 15,500 shares of Common Stock were subject to stock option grants. However, pursuant to the Merger Agreement any performance awards granted in 2012 (pursuant to which 738,944 shares of Common Stock are issuable) will expire without consideration if the Effective Time occurs in 2012.

8.	Certain Information Concerning Management VII, the Holding Partnership, Parent and the Offeror.

Certain information concerning Management VII, the Holding Partnership, Parent and the Offeror is set forth in Section 8 – “Certain Information Concerning Management VII, the Holding Partnership, Parent and the Offeror” – of the Offer to Purchase.

9.	Source and Amount of Funds.

Section 9 of the Offer to Purchase is hereby amended and supplemented as follows:

The Offer and the Merger are not subject to financing conditions. With the increased Offer Price, we estimate that we will need up to approximately $250 million to purchase Shares in the Offer, to provide funding for the consideration to be paid in the Merger, and to pay certain fees and expenses related to the transactions. The equity financing to be provided by the Apollo Funds pursuant to the Amended and Restated Equity Commitment Letter (as defined below) will be sufficient to pay the Offer Price for all Shares tendered in the Offer and exchanged in the Merger, all related fees and expenses and certain fees and expenses related to the Holding Partnership COC Offer.

Set forth below is a summary of the amendments to our equity financing for the Offer, the Merger and the other transactions contemplated by the Merger Agreement. The following summary is qualified in its entirety by reference to the Amended and Restated Equity Commitment Letter, a copy of which has been filed as an exhibit to the Schedule TO/A and is incorporated herein by reference.

Equity Financing. Simultaneously with the execution of the First Amendment and the Amended and Restated Limited Guarantee (as defined below), Parent has received an Amended and Restated Equity Commitment Letter, dated as of April 6, 2012, from the Apollo Funds (the “Amended and Restated Equity Commitment Letter”) pursuant to which the Apollo Funds have committed, subject to the conditions of the Amended and Restated Equity Commitment Letter, equity financing in an aggregate amount equal to $250 million. The Amended and Restated Equity Commitment Letter also fixed certain typographical errors in Exhibit A to the Equity Commitment Letter. Otherwise, the terms and conditions of the Equity Commitment Letter remain unchanged.

Consent Solicitation. On April 6, 2012, the issuers of the First Mortgage Notes extended the expiration time for the Consent Solicitation to 5:00 p.m., New York City time, on Friday, April 13, 2012, unless further extended.

10.	Background of the Offer; Past Contacts or Negotiations with the Company.

Section 10 of the Offer to Purchase is hereby amended and supplemented as follows:

On March 13, 2012, the Company filed a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC, which included a letter from Ms. Schaefer to Company employees discussing the proposed transaction.

On March 14, 2012, Management VII, the Company and their respective advisors held a teleconference call regarding the fact that, since announcement of the Offer, the market price of the Common Stock had traded above the then-current offer price of $5.00 per share of Common Stock.

Over a series of teleconference calls that took place between March 14, 2012 and March 30, 2012, Management VII, the Company and their respective advisors continued to discuss the market price of the Common Stock and the media coverage of the proposed transaction, especially the following facts:

•

that the market price of the Company’s shares of Common Stock had traded above the then-current offer price since the public announcement, and a few shareholders had publicly stated that they viewed the then-current offer price as too low; and

•	that the shareholder rights plan and the Merger Agreement did not prevent a third party from submitting a superior proposal or prevent the Company from evaluating and accepting a superior proposal.

On March 16, 2012, the Company filed an amendment to the Schedule 14D-9 with the SEC, which attached a statement from the Company describing the pending litigation as meritless and reaffirming the Company’s recommendation.

On March 20, 2012, the Company filed an amendment to the Schedule 14D-9 with the SEC correcting certain revenue calculations in the selected financial projections. On March 21, 2012, the Offeror filed a related amendment to the Schedule TO with the SEC.

On March 26, 2012, the Company filed a Current Report on Form 8-K with the SEC regarding the extension of the Consent Solicitation until March 27, 2012.

On March 29, 2012, the Company and Management VII entered into a letter agreement whereby the Company waived, for the limited purpose of seeking support for an agreement to tender into, the Offer, certain provisions in the Confidentiality Agreement limiting the ability of Management VII and its representatives to communicate with the Company’s stockholders.

On March 29, 2012, the Company filed a Current Report on Form 8-K with the SEC regarding the extension of the Consent Solicitation until March 30, 2012.

In light of the fact that the market price of the Common Stock continued to trade above the Offer Price, on March 29, 2012, Management VII and Deutsche Bank, at the direction of the Company, discussed whether Deutsche Bank could obtain additional information from the Company’s shareholders as to their views on value. During the conversation, Management VII expressly indicated to Deutsche Bank that it had not made any decisions as to whether it would be willing to change its offer. On March 30, 2012, Deutsche Bank made telephone calls to several of the Company’s significant shareholders.

On March 30, 2012, the Company filed an Information Statement on Schedule 14F-1 with the SEC disclosing certain information about certain individuals that Parent indicated to the Company would be appointed to the Company Board following the Acceptance Time.

On April 4, 2012, the Company informed the Offeror that it had received an unsolicited offer from KSL Capital Partners to purchase the Company at an offer price of $6.25 per Share, subject to certain conditions, including due diligence and certain conditions related to debt waivers, and the Company issued a press release announcing that it had received the unsolicited offer.

On April 5, 2012, Management VII contacted the Company regarding the terms of a potential amendment to the Merger Agreement, including an increase in the Offer Price to $6.75 per Share, and a proportional increase in certain fees and expenses payable to the Offeror following termination of the Merger Agreement in certain circumstances.

On April 6, 2012, the boards of directors of Parent and the Offeror unanimously approved the First Amendment, the Supplement, the Amended and Restated Limited Guarantee (as defined below), and the Amended and Restated Equity Commitment Letter and the transactions contemplated thereby.

On April 6, 2012, the Company Board held a telephonic meeting and unanimously approved and declared advisable the Merger Agreement (as amended by the First Amendment) and the transactions contemplated by the Merger Agreement (as amended by the First Amendment), including the Offer, as supplemented in accordance with the First Amendment, declared that it is in the best interests of the stockholders of the Company that the Company enter into the the First Amendment and consummate the Merger and any other transactions contemplated thereby and by the Merger Agreement (as amended by the First Amendment), directed that, to the extent required by applicable law, the adoption of the Merger Agreement (as amended by the First Amendment) be submitted to a vote at a meeting of the stockholders of the Company, and resolved and agreed to recommend to the stockholders of the Company (unless the Merger is consummated in accordance with Section 253 of the Delaware General Corporation Law) that they accept the Offer, as supplemented in accordance with the First Amendment, tender their Shares into the Offer, as supplemented in accordance with the First Amendment, and vote in favor of the approval and adoption of the Merger Agreement (as amended by the First Amendment), and the transactions contemplated thereby (as amended by the First Amendment) including the Offer, as supplemented in accordance with the First Amendment and the Merger (if required by law), in each case on the terms and subject to the conditions of the Merger Agreement (as amended by the First Amendment).

On April 6, 2012, Parent and the Company issued a joint press release announcing the First Amendment to the Merger Agreement, the increased Offer Price contemplated thereby, and the extension of the Expiration Time.

During the Offer, Parent and the Offeror intend to continue to have ongoing contacts with the Company and its directors, officers and stockholders.

11.	The Merger Agreement and Other Agreements.

Section 11 of the Offer to Purchase is hereby amended and supplemented as follows:

The following is a summary of the material provisions of certain agreements, copies of which have been filed with the SEC as exhibits to the Schedule TO/A. The summary is qualified in its entirety by reference to such agreements, which are incorporated by reference herein. Capitalized terms used in this Section 11 – “The Merger Agreement and Other Agreements,” – but not defined herein shall have the respective meanings given to them in the Merger Agreement.

The Merger Agreement. Pursuant to the First Amendment:

(a)	The offer price to be paid in the Offer, upon the terms and subject to the conditions set forth in the Merger Agreement, the First Amendment, the Offer to Purchase, the Supplement and the related Letters of Transmittal, is increased from $5.00 per Share to $6.75 per Share, net to the seller in cash, without interest thereon and subject to deduction for any applicable withholding taxes;

(b)	The Company represents and warrants to us, among other things (i) that its financial advisor has delivered its written opinion to the Company Board regarding the fairness of the Offer Price and the consideration payable in the Merger (the “Updated Fairness Opinion”), and (ii) that the Company Board has made the Updated Company Board Approval and Recommendation;

(c)	We are required to timely file and distribute the Schedule TO/A, including this Supplement, in compliance with applicable securities laws;

(d)	The Company is required to use its reasonable best efforts to file and distribute the Schedule 14D-9/A, including the Updated Fairness Opinion and the Updated Company Board Approval and Recommendation, on the same day that we file the Schedule TO/A, in compliance with applicable securities laws;

(e)	The amount of the Company Termination Fee is increased (i) in certain circumstances, from $5,300,000 plus reimbursement of certain expenses up to $1,700,000, to $6,700,000 plus reimbursement of certain expenses up to $2,300,000 and (ii) in certain other circumstances, from reimbursement of certain expenses up to $1,700,000, to reimbursement of certain expenses up to $2,300,000; and

In addition, the First Amendment also includes certain other minor modifications to the Merger Agreement, including updating various recitals, representations and warranties and definitions related to the substantive amendments described above.

The Amended and Restated Limited Guarantee. Simultaneously with the execution of the First Amendment and the Amended and Restated Equity Commitment Letter, the Apollo Funds executed an Amended and Restated Limited Guarantee, dated as of April 6, 2012, in favor of the Company (the “Amended and Restated Limited Guarantee”), to fix certain typographical errors in Exhibit A to the Limited Guarantee. Otherwise, the terms and conditions of the Limited Guarantee remain unchanged.

12.	Purpose of the Offer; Plans for the Company.

A discussion of the purpose of the Offer and plans for the Company is set forth in Section 12 – “Purpose of the Offer; Plans for the Company” – of the Offer to Purchase.

13.	Certain Effects of the Offer.

A discussion of certain effects of the Offer is set forth in Section 13 – “Certain Effects of the Offer” – of the Offer to Purchase.

14.	Certain Conditions of the Offer.

A discussion of certain conditions of the Offer is set forth in Section 14 – “Certain Conditions of the Offer” – of the Offer to Purchase.

15.	Certain Legal Matters; Regulatory Approvals.

Section 15 of the Offer to Purchase is hereby amended and supplemented as follows:

“Litigation. On March 14, 2012, a class action complaint was filed in the Delaware Court of Chancery against the Company, its directors, and Parent, the Offeror, the Holding Partnership and Management VII (Parent, the Offeror, the Holding Partnership and Management VII, together, the “Apollo Defendants”). In that case, the plaintiff, on behalf of a putative class of stockholders, sought to enjoin the proposed transaction that was the subject of the Merger Agreement. Seven other lawsuits followed, four of which were filed in Delaware Chancery Court, two in Wisconsin state court and one in the United States District Court for the Western District of Wisconsin. The Delaware cases have been consolidated as a single action under the caption In re Great Wolf Shareholders Litigation, C.A. No. 7328-VCN.

In all of these cases, the plaintiffs have alleged, among other things, that the Company Board breached their fiduciary duties to the Company in connection with the Merger Agreement and the process leading up to it. Plaintiffs allege that the Merger Agreement was unfair because it contained certain provisions – including the stockholder rights plan and, when viewed together with certain existing confidentiality agreements, the no – solicitation provision – that, according to plaintiffs, prevented other parties from making a bid to acquire the Company. Plaintiffs also allege that the Company’s financial advisor, Deutsche Bank, had a conflict of interest because it provided significant financial services to the Apollo Defendants and received substantial compensation on numerous matters unrelated to the proposed transaction. Plaintiffs further allege that the Apollo Defendants aided and abetted the Company’s directors’ breaches of their fiduciary duties.

In addition, plaintiffs allege that certain aspects of the Schedule 14D-9 filed on March 13, 2012 are misleading and incomplete. Plaintiffs allege that the disclosures in the Schedule 14D-9 regarding services that Deutsche Bank has previously provided to the Apollo Defendants (at pages 38-39) are inadequate because, among other things, they do not set forth the amount of compensation that Deutsche Bank received for those services. Plaintiffs allege that the Schedule 14D-9 should have disclosed the fact that one of the Company’s legal advisors, Paul Weiss, also provided legal services to the Apollo Defendants and that Paul Weiss obtained waivers from both the Apollo Defendants and the Company regarding any potential conflicts associated with its work on the proposed transaction. Plaintiffs further allege that the summary of Deutsche Bank’s financial analyses at pages 33-37 of the Schedule 14D-9 should have included certain additional details. Among other things, plaintiffs allege that the Schedule 14D-9 should have included:

•

a line-item by line-item description of all forecasts used to calculate the estimated unlevered free cash flows for calendar years 2012 through 2016 that Deutsche Bank used in performing its discounted cash flow analysis;

•	the inputs Deutsche Bank used to calculate the Company’s weighted average cost of capital in connection with its discounted cash flow analysis;

•

the factors Deutsche Bank considered in selecting a representative EBITDA Multiple range of 6.75x to 7.75x for purposes of its analysis of selected publicly traded companies and discounted cash flow analysis;

•

the criteria Deutsche Bank used to select the 15 transactions involving companies in the waterpark hotel industry and the theme park industry, which served as the basis for its analysis of selected precedent transactions, as well as the EBITDA Multiples for each of those 15 transactions and the specific criteria used by Deutsche Bank to calculate the representative EBITDA Multiple range of 7.0x to 8.5x applied in its analysis; and

•

the forecasts, assumptions and financial data associated with the Expansion Case Projections (as defined in the Schedule 14D-9), which Deutsche Bank had determined were not supportable and which the Company’s management and the Company Board instructed Deutsche Bank not to rely upon in performing its financial analyses.

The Apollo Defendants firmly believe that plaintiffs’ allegations are without merit. The Apollo Defendants have been, and intend to continue, defending themselves vigorously against all of the claims asserted in these actions.”

16.	Fees and Expenses.

A discussion of fees and expenses is set forth in Section 16 – “Fees and Expenses” of the Offer to Purchase.

17.	Miscellaneous.

Section 17 of the Offer to Purchase is hereby amended and supplemented as follows:

The Offeror has filed with the SEC an Amendment No. 3 to the Tender Offer Statement on Schedule TO (the “Schedule TO/A”) pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company is expected to file with the SEC an Amended Solicitation/Recommendation Statement on Schedule 14D-9/A, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the recommendation of the Company Board with respect to the amended Offer and the reasons for such recommendation and furnishing certain additional related information. Once filed, a copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7 – “Certain Information Concerning the Company” – in the Offer to Purchase.

K-9 ACQUISITION, INC.

APRIL 9, 2012

Manually signed facsimiles of the appropriate Letter of Transmittal, properly completed, will be accepted. The appropriate Letter of Transmittal and, if Shares to be tendered are certificated, certificates evidencing shares of Common Stock, and, if certificates have been issued in respect of Rights prior to the Expiration Time, certificates representing the associated Rights, and any other required documents should be sent or delivered by each stockholder or his broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Mail: Computershare c/o Voluntary Corporate Actions P.O. Box 43011 Providence, RI 02940-3011	By Facsimile Transmission: For Eligible Institutions Only: (617) 360-6810 For Confirmation Only Telephone: (781) 575-2332	By Overnight Courier: Computershare c/o Voluntary Corporate Actions 250 Royall Street Canton, MA 02021

Other Information:

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letters of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at its location and telephone numbers set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com

The Dealer Manager for the Offer is:

299 Park Avenue

New York, New York 10171

Banks and Brokers Call Collect: (212) 821-6071

All Others Please Call Toll-Free: (855) 565-0223